May 3, 2013

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Attention: Mara L. Ransom, Charles Lee
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed May 3, 2013
File No. 333-187687

Ladies and Gentlemen:

General Finance Corporation, a Delaware corporation (“General Finance”), hereby requests acceleration of the effective date of Amendment No. 2 to Registration Statement on Form S-1, as amended (File No. 333-187687), to 5:00 p.m., Eastern Daylight Time (EDT), on May 7, 2013, or as soon thereafter as possible, subject to our oral confirmation prior to that time of this request.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), General Finance hereby confirms that it is aware of its obligations under the Act.  In addition, General Finance acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, they do not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve General Finance from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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General Finance may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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39 East Union Street — Pasadena, California 91103 — 626.584.9722 — 626.795.8090 Facsimile

General Finance Corporation
May 3, 2013

Please contact the undersigned at (626) 584-9722 extension 1008 as soon as the Amendment No. 2 to Registration Statement on Form S-1 has been declared effective as of 5:00 p.m. EDT on May 7, 2013 or if you have any other questions or concerns regarding this matter.

             Very truly yours,

             General Finance Corporation

             By: /s/ Christopher A. Wilson
                Christopher A. Wilson
                General Counsel, Vice President & Secretary